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Exhibit 99.(a)(5)(D)

Simrad Yachting Announces Extension of Subsequent Offering Period

Subsequent Offering Period to Expire at 12:00 Midnight, New York City time on Wednesday, March 8, 2006 (Unless Extended)

Simrad Yachting Now Owns Approximately 86.2% of Lowrance Common Stock

        March 6, 2006—Simrad Yachting AS and Lowrance Electronics, Inc. (Nasdaq: LEIX) announced today that the expiration date for the subsequent offering period to the tender offer by Simrad Yachting's wholly owned subsidiary, Navico Acquisition Corp., to purchase all of the outstanding publicly held shares of Lowrance at $37.00 per share, net to the seller in cash without interest, has been extended to Wednesday, March 8, 2006 at 12:00 Midnight, New York City time (unless extended further). According to the depositary for the offer, as of 5:00 p.m. New York City time on Friday, March 3, 2006, a total of 4,425,873 shares of common stock of Lowrance have been validly tendered in the offer and the subsequent offering period to date, including 47,088 shares subject to guaranteed delivery. As a result of the tender offer, Simrad Yachting, through Navico, now owns approximately 86.2% of the outstanding shares of Lowrance common stock.

        During the subsequent offering period, holders of shares of Lowrance common stock that were not previously tendered into the offer may do so and Navico will promptly purchase any shares so tendered at $37.00 per share, net to the seller in cash without interest on the same terms that applied prior to the initial expiration of the offer. No shares tendered in the tender offer may be withdrawn during the subsequent offering period.

        Simrad Yachting and Navico reserve the right to extend the subsequent offering period in accordance with applicable law.

        After expiration of the subsequent offering period, Navico will acquire all of the remaining outstanding shares of Lowrance common stock by means of a merger under Delaware law. In this merger, Navico will merge with and into Lowrance and Lowrance will become a wholly owned subsidiary of Simrad Yachting. Each share of Lowrance's outstanding common stock will be cancelled and (except for shares held by Simrad Yachting, Navico or shareholders properly exercising dissenters' rights) will be converted into the right to receive $37.00 per share, net to the seller in cash without interest. Lowrance's common stock will cease to be quoted for trading on the Nasdaq National Market.

        Simrad Yachting has engaged Mellon Investor Services LLC as depositary in connection with the tender offer. Questions and requests for documentation in connection with the tender offer may be directed to Morrow & Co., Inc., the information agent for the tender offer, at (800) 607-0088.

        Lowrance is one of the world's largest providers of marine electronics to leisure boats and has a particularly strong presence in the fish finders and GPS navigation systems segments of the market. In addition to marine electronic products, Lowrance has produced for over 10 years hand held GPS mapping products for campers and hikers as well as GPS navigation systems for the automotive and aviation markets.

        Simrad Yachting is a leading provider of marine electronics to high-end leisure boats and smaller commercial vessels.

For further information, please contact:
Mr. Darrell Lowrance, Chairman and CEO, Lowrance Electronics, Inc., (918) 438-8702
Mr. Hugo Maurstad, Chairman of the Board, Simrad Yachting AS, telephone 011 47 901 04308

Notice to Lowrance stockholders:
This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer is being made pursuant to a Tender Offer Statement on Schedule TO (including the Offer to Purchase, Letter of Transmittal and other related tender offer materials), as amended, filed by Simrad Yachting and Navico with the SEC. In addition, Lowrance filed a Solicitation/Recommendation Statement on Schedule 14D-9, as amended, with the SEC with respect to the tender offer. The Tender Offer Statement (and related materials), as amended, and the Solicitation/Recommendation Statement, as amended, contain important information that should be read carefully before any decision is made with respect to the tender offer. Those materials may be obtained for free upon request to Morrow & Co., Inc., the information agent for the tender offer, at 470 West Avenue, Stamford, CT 06902, by calling toll free at 800-607-0088. In addition, all of those materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC's Web site www.sec.gov.

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Simrad Yachting Announces Extension of Subsequent Offering Period